DAVIS LLP | LEGAL ADVISORS SINCE 1892



FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443.2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

FILE NUMBER 50277-00001

March 1, 2010

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

Dear Sirs:

Re: GGL ~~Resources~~ Diamond Corp. (formerly GGL Diamond Corp.) - Exemption No. 82-1209

We are solicitors for GGL Resources Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and
2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
JSS/jss

Davis:6392564.1

dw 3/10



GGL RESOURCES CORP.

NEWS RELEASE February 16, 2010

DRILL PROGRAMS PROPOSED FOR NORTHWEST TERRITORIES GOLD DISCOVERIES

Vancouver, British Columbia – GGL Resources Corp. (TSXV: GGL) ("GGL"). Over the past few years, GGL has acquired by staking a 100% interest in a 120 km by 30 km area of the Providence Greenstone Belt ("PGB"). Greenstone belts are noted for their large base metal and gold production. The discovery of nickel, copper-zinc-lead-silver-gold VMS, and gold within the PGB confirms the potential of this greenstone belt. The following is an update on the gold properties found to date within the GGL claims.

Assays received after the 2007 exploration season confirmed GGL's first new gold discovery within the PGB. Exploration efforts in 2008 and late 2009 have been successful in identifying and expanding four gold-bearing zones. Two of these zones are near the northern and southern boundaries of the large (120 x 30 km) property and the other two are within 4 and 10 kilometres of the 20 man base camp in the central property area. Three of the four gold showings are new discoveries.

Ground geophysics and mapping were conducted at three of the gold zones in the fall of 2009 under the direction of Aurora Geosciences Ltd. ("Aurora"), our consultants. Aurora has now recommended drill programs and additional ground geophysical surveys for each of the three zones.

To facilitate the exploration of the large (approximately 3600 square kilometres) PGB property, the area was prioritized on the basis of geology and geophysics into numbered zones. The three gold-bearing zones have now advanced to the stage where they deserve proper property names.

KING JOHN: (Formerly Area 1 or Area 35)

The King John property, four kilometres south of GGL's base camp, was originally identified in late 2007 following receipt of a 22.7 grams/tonne gold value from a grab sample from mafic volcanics containing arsenopyrite. In 2008 additional grab samples collected on trend 300 metres south included one assaying 27.8 grams/tonne. In 2009 prospecting located two grab samples assaying 4.35 and 1.35 grams/tonne 200 metres further south. The aforementioned three samples were collected over a distance of 500 metres. The area beyond and between these three samples is overburden covered and the entire zone is open along strike in both directions.

A ground magnetic and VLF-EM geophysical survey was conducted in late 2009. Shearing has been identified in most of the local outcrops which feature quartz, arsenopyrite and a silicate iron formation. A VLF conductor was traced for 1.5 kilometres and the axial trace of the VLF conductor may actually be reflecting the surface trace of the interpreted shear. The axial trace, which is obscured by overburden cover, lies 20 to 30 metres west of the gold samples.

An even higher resolution ground magnetic and ohm mapper survey, along with a first stage drill program has been recommended. Drilling success from this well defined target could lead to a second stage drill definition program.

.../2

#906-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.608-9887 | Toll Free 1.866.688.0546 | info@gglresourcescorp.com | gglresourcescorp.com

LORD CACHE: (Formerly Area 2, Area 8 or Area 1518)

The Lord Cache property, ten kilometres east of the GGL base camp, was targeted for surface investigation in 2008 on the basis of a subtle magnetic high and a coincident weak resistivity anomaly. A number of siliceous areas containing arsenopyrite occur near a contact between mafic volcanics and turbidite sediments. The original grab sample from this poorly exposed, till covered area assayed +40 grams/tonne gold. (Visible gold is seen in a thin section from this sample area.) Channel samples in the area of the high grade gold value returned results ranging from 0.01 to 20 grams/tonne gold plus several percent arsenic. Across a lake and 125 metres north of this gold area, a grab sample from a siliceous exhalite assayed +5 grams/tonne gold. The area is highly prospective for a structurally controlled gold zone at or near a mafic/sedimentary contact but hosted within a h ighly s iliceous exhalite horizon.

A limited VLF-EM survey h as t raced an anomalous z one northwesterly along the north side of the lake. An extended high resolution ground magnetic and ohm mapper survey, along with follow-up diamond drilling is proposed for late Spring of 2010 to explore this property.

NOBLE COUNT: (Formerly Area 3 or 1006)

The Noble Count lies near the northern boundary of the GGL claims. The discovery of high grade gold in float nearby a 20 to 40 metres wide banded iron formation was made by Noranda some thirty years ago. As the area contains few rock exposures Noranda traced the formation for over three kilometres by ground geophysical surveys. Low gold values in the few rock exposures sampled led them to abandon the claims prior to determining the source of the two high grade gold samples.

Aurora confirmed the capability of ground geophysics in tracing the structure hosting the gold values. A high resolution ground magnetic walk survey was completed which documented significant folding and fault/shear structures. Two grab samples from different outcrops in 2008 and in 2009 assayed 8 and 5.11 grams/tonne gold respectively. Aurora recommends a program of higher resolution ground magnetic and ohm mapper surveying with a first phase drill program. They concluded that the anomalous gold values associated with a sulfide-silicate iron formation and the intense structural deformation is indicative of a highly prospective gold environment.

The total first stage budget for the above three gold properties is $1.93 million. GGL is actively pursuing financing and joint ventures for the PGB.

The independent Qualified Persons for the Company for the PGB project are Gary Vivian, M.Sc., P.Geol., President of Aurora Geosciences Ltd. and N.C. Carter, PhD., P.Eng., Consulting Geologist.

GGL RESOURCES CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, email: info@gglresourcescorp.com. or check our web site at www.gglresourcescorp.com.

Forward-Looking Information: This news release contains "forward-looking statements" and the cautions regarding such statements apply.

March 1, 2010

GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	N/A
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	N/A
(f)	News Releases	February 16, 2010
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(i)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A

Document Name or Information			Documents Filed
(q)	Filing of documents Affecting the Rights of Securityholders including:		
	(i)	charter documents	N/A
	(ii)	securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii)	any securityholder rights plans or similar plans	N/A
	(iv)	any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v)	copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus		N/A
(s)	Amendment to Prospectus		N/A
(t)	Takeover Bid Circular		N/A
(u)	Notice of Change or Variation to Takeover Bid Circular		N/A
(v)	Issuer Bid Circular		N/A
(w)	Notice of Change or Variation to Issuer Bid Circular		N/A
(x)	Initial Acquisition Report		N/A
(y)	Subsequent Acquisition Reports		N/A

Document Name or Information		Documents Filed
(z)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	February 16, 2010
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A

Document Name or Information			Documents Filed
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	N/A
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A

Document Name or Information	Documents Filed
(g) Notice of Change or Variation to Issuer Bid Circular	N/A